Mail Stop 6010								October 18, 2005

Isaac Cohen
President and Chief Executive Officer
Bionovo, Inc.
2200 Powell Street
Suite 675
Emeryville, California 94608

Re:	Bionovo, Inc.
	Registration Statement on Form SB-2/A
      Filed October 7, 2005
	File Number 333-126399

 Dear Mr. Cohen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Condensed Consolidated Financial Statements at June 30, 2005
(1)  Business and Summary of Significant Accounting Policies, page
F-
25
Formation and Business of the Company, page F-25

1. Refer to your response to comment 12. Please note that when we refer to the recapitalization in our prior comment we are referring to what you have called a reverse merger. A reverse merger typically is accounted for under the guidance of SFAS 141 and involves a purchase price allocation and goodwill. A recapitalization typically involves a public shell that acquires an operating entity with the result being that the new capital structure is pushed back as you have presented in your financial statements. Please revise this note and other portions of the document to more specifically identify this transaction as a recapitalization instead of a reverse merger. Also include more robust discussion of the results of this recapitalization here more similar to other portions of the document where you discuss this transaction. The current discussion is brief to the point of not allowing a real understanding of what happened in this transaction.

(5)  Warrant Liability, page F-31

2. Refer to your response to comment 13. Our previous comment was intended to address the accounting that you intend to apply once the shares become registered and your stated intention to reclassify these amounts at that time per the last sentence in this note. At that time, it appears that you will be relying on the aforementioned exception in paragraph 18 of EITF 00-19 to reclassify thesis liability into equity. Related to this reclassification, please clarify what ongoing obligations you will have related to the registration of these shares, i.e. whether you have an obligation to maintain the registration or remain current on your filings.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Ibolya Ignat at (202) 551-3656 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar
Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.
      Sincerely,



      Jeffrey Riedler
   Assistant Director

cc:	Robert Cohen
	Greenberg Traurig LLP
	200 Park Avenue - 15th Floor
	New York, NY 10166
	F: 212-801-6400

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